

August 24, 2010

P. Anthony Lannie
Executive Vice President and General Counsel
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

      Re: **Apache Corporation**
              Registration Statement on Form S-4
              Filed August 4, 2010
              File No. 333-166964

              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 1-04300

Dear Mr. Lannie:

      We have reviewed your response letter dated August 3, 2010 and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Remediation Plans and Procedures, page 41

1. Explain the term "bareboat" in the second paragraph.

2. Quantify the resources (equipment) available to the CGA/MSRC, Oil Spill Response Limited and NRC.

3. You indicate that you are a member of CGA which has chartered equipment to the MSRC. You also indicate the MSRC maintains the CGA's equipment. Clarify your statement at the end of the third paragraph in which you identify the MSRC as an organization whose resources are available to you "in addition" to the CGA and Oil Spill Response Limited.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business and Properties, page 4

Preparation of Oil and Gas Reserve Information, page 20

4. We note your response seven to our July 7, 2010 letter which presents a geographic break down of the year-end 2009 total proved and proved undeveloped reserves that your third party engineer audited. It appears that 69%, 81% and 41% of your year-end 2009 total proved reserves, proved developed reserves and proved undeveloped reserves, respectively, were audited. With a view to possible disclosure, please explain the difference between the 41% share of proved undeveloped reserves audited and the 81% share of proved developed reserves audited. Address your statement, "Apache selects the properties for review by Ryder Scott. These properties represented all material fields…"

Exhibit 99.1

Audit Data, Methodology, Procedure and Assumptions, page 4

5. Your response 11 proposed disclosure that provided the figures by geographic area for the average adjusted prices used in the estimation of your year-end 2009 proved reserves. However, it appears the 12 month average benchmark price figures we requested were omitted. Please amend your document to provide the requested information.

6. Amend your Form 10-K to file a report by Ryder Scott responding to the prior comments on that report.

P. Anthony Lannie
Apache Corporation
August 24, 2010
Page 3

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

For questions on the engineering comments please contact Ronald Winfrey, Petroleum Engineer at (202) 551-3704. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director